Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA 19103-7098
Telephone 215.564.8000
Fax 215.564.8120
www.stradley.com

JO’Connor@stradley.com
215.564.8139

September 25, 2009

Via EDGAR Transmission

Chad Eskildsen
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549

                            Re: Academy Funds Trust 2008 Annual Report
                                   Registration Nos.: 333-146827/811-22135

Dear Mr. Eskildsen,

     On behalf of Academy Funds Trust (the “Registrant”), the following is the Registrant’s response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed on August 21, 2009 with respect to the Registrant’s 2008 Annual Report to Shareholders (the “Annual Report”). The Staff’s comment is summarized below, followed by the Registrant’s response to the comment.

     Comment: On page 15 of the Annual Report, under Statements of Assets and Liabilities, there is a line item referencing receivables from Academy Asset Management, LLC (the “Advisor”) in the amounts of $49,852 and $29,935 for the Academy Core Equity Fund and Academy Select Opportunities Fund (each a “Fund”), respectively. Please describe the nature of each receivable and identify when it was paid.

     Response: The receivables from the Advisor included amounts owed to the Funds pursuant to contractual expense limitation arrangements and are comprised of management fees waived and Fund expenses assumed for the month of December 2008, as well as a portion of the Funds’ organizational expenses that exceeded the expense cap threshold under the contractual expense limitation arrangements. The accrued receivable amounts were paid in full by the Advisor on February 25, 2009.

     The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in the 2008 Annual Report; (ii) Staff comments on the 2008 Annual Report, or changes to the Annual Report in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the 2008 Annual Report; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

* * *

     Please feel free to contact me at 215-564-8139 if you have any questions or comments.

Regards,

/s/ James J. O’Connor James J. O’Connor

cc:	David Jacovini Jonathan M. Kopcsik